## S.L. Reed & Company
## Statement of Cash Flows
## For the Year Ended December 31, 2015

| | | |
|---|---|---|
| **Cash flow from operating activities:** | | |
| Net income (loss) | | $ 41,010 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| (Increase) decrease in assets: | | |
| Receivable from clearing organizations | $ (5,716) | |
| Prepaid expense | (1,883) | |
| Increase (decrease) in liabilities: | | |
| Accounts payable and accrued expenses | 8,836 | |
| Payable to affiliate | (16,781) | |
| Total adjustments | | (15,544) |
| **Net cash provided by (used in) operating activities** | | 25,466 |
| **Net cash provided by (used in) in investing activities** | | - |
| **Cash flow from financing activities:** | | |
| Repayment of note payable | 0 | |
| Capital distributions | 25,000 | |
| **Net cash provided by (used in) financing activities** | | (25,000) |
| **Net increase (decrease) in cash** | | 466 |
| **Cash at beginning of year** | | 83,433 |
| **Cash at end of year** | | $ 83,899 |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid during the year for: | | |
| Interest | $ 149 | |
| Income taxes | $ - | |